UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

EuroDry Ltd.

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

Y23508107

(CUSIP Number)

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 4 Pages

CUSIP No. Y23508107	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 672,105 shares (2)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 672,105 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,105 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%(3)
14	TYPE OF REPORTING PERSON IA, OO

(1)

Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC (collectively, the “Funds”), which are the registered holders of the Common Shares and Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”) of EuroDry Ltd. beneficially owned by Tennenbaum Capital Partners, LLC. The Funds currently hold (a) 180,000 Common Shares of EuroDry Ltd. and (b) Series B Preferred Shares that are convertible into 492,105 Common Shares of EuroDry Ltd.

(2)	See Explanatory Note.
(3)

Based on (a) 2,254,825 Common Shares of EuroDry Ltd. outstanding as of April 30, 2018 as reported by EuroDry Ltd. in its Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 8, 2018, and (b) 492,105 Common Shares of EuroDry Ltd. issuable upon conversion of the Series B Preferred Shares, computed in accordance with Rule 13d-3(d)(1).

CUSIP No. Y23508107	Page 3 of 4

EXPLANATORY NOTE

On August 1, 2018, BlackRock, Inc., a Delaware corporation (“BlackRock”), acquired indirect control of Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP” or the “Reporting Person”), pursuant to the terms of an Agreement and Plan of Merger dated as of April 17, 2018 (the “TCP Transaction”). As a result of the TCP Transaction, BlackRock may be deemed to have acquired beneficial ownership of the Common Shares, $0.03 par value (the “Common Shares”), of EuroDry Ltd. that may be deemed to be beneficially owned by the Reporting Person.

BlackRock is filing a Statement on Schedule 13D (the “Initial BlackRock Statement”) with the Securities and Exchange Commission (the “Commission”) in connection with the completion of the TCP Transaction, whereby, to the extent applicable, this Schedule 13D (as defined below) will be adopted as BlackRock’s initial statement of beneficial ownership in respect of the Common Shares of EuroDry Ltd. All future amendments to Schedule 13D relating to the beneficial ownership by BlackRock or the Reporting Person of the Common Shares held by the Funds will be made as amendments to the Initial BlackRock Statement. This Amendment No. 1 is the final amendment to the Schedule 13D filed by the Reporting Person.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Commission on June 11, 2018 (as amended, the “Schedule 13D”), relating to Common Shares of EuroDry Ltd., a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.

Item 3.	Source and Amount of Funds or Other Consideration.

The information in Item 3 is hereby amended and supplemented as follows:

On June 30, 2018, the Reporting Person acquired 63.23 additional Series B Preferred Shares as a quarterly paid-in-kind dividend payment on the Series B Preferred Shares then held by the Reporting Person, representing approximately 1,998 Common Shares issuable upon conversion of the Series B Preferred Shares.

Item 5.	Interest in Securities of the Issuer.

The information in Item 5 is hereby amended and restated as follows:

(a)-(b) The Common Shares (including the Common Shares issuable upon conversion of the Series B Preferred Shares) identified pursuant to Item 1 that are beneficially owned by the Reporting Person constitute approximately 24.5% of the Common Shares outstanding based on (i) 2,254,825 Common Shares outstanding as of April 30, 2018 as reported by the Issuer in its Registration Statement on Form F-1 filed with the Commission on May 8, 2018, and (ii) 492,105 Common Shares issuable upon conversion of the Series B Preferred Shares, computed in accordance with Rule 13d-3(d)(1).

(c) Other than as described in Item 3 above, there have been no purchases or sales of the Common Shares during the past 60 days by the Reporting Person.

(d)-(e) Not applicable.

CUSIP No. Y23508107	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2018	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel & Chief Compliance Officer